United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Table of Contents:

Press Release
Signature Page

Companhia Vale do Rio Doce	Press Release
CVRD announces proposal for 2006 minimum dividend:
US$ 1.3 billion
Rio de Janeiro, January 26, 2006 — Companhia Vale do Rio Doce (CVRD) announces that its Senior Management have approved and will submit to the Board of Directors a proposal for payment of a minimum dividend of US$ 1.3 billion to shareholders for the year 2006. The payment will be made in two equal installments, on April 28 and October 31, 2006. Considering the issuance of new preferred (PNA) shares which will be issued for the completion of the stock merger with Caemi, as publicly announced on January 23, 2006, the dividend per outstanding share will be US$1.069367781, for both common and preferred shares.
Payments will be made in Brazilian Reais, calculated on the basis of the Brazilian Real/US dollar exchange rate (Ptax–Option 5) published by the Central Bank of Brazil on the business day prior to the Board of Directors meeting that approves the minimum dividend proposal.
The dividend proposed, reconciles the capex budget of US$ 4.6 billion for 2006, focused on the promotion of profitable growth and value creation, with payment of an excellent remuneration to shareholders — 23% higher than the minimum dividend per share announced for 2005 – and the maintenance of a healthy balance sheet.
In the last five years CVRD has invested US$ 10.5 billion, and distributed dividends in the amount of US$ 4.4 billion, successfully taking advantage of the opportunities for growth while simultaneously satisfying the aspirations of its shareholders. At the same time, CVRD’s financial solidity has been recognized by its obtaining the investment grade rating from three of the world’s most important rating agencies (Standard & Poor’s, Moody’s and Dominion Bond Rating Services), and by the reduction of spreads on its bond yields in relation to U.S. Treasury securities.
From 2001 to 2005, the total return to CVRD’s shareholders was 41.7% per year, reflecting the shareholder value creation that is incorporated into the execution of the Company’s financial and business strategy. CVRD’s policy for shareholder remuneration, which has resulted in an average dividend yield of 5.3% over these years, is an integral part of the Company’s process of generating value.
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Fabio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
Pedro Gibbon: pedro.gibbon@cvrd.com.br +55-21-3814-6026
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 26, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations